James S. Allen CHIEF FINANCIAL OFFICER

February 27, 2012

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant
Brian McAllister
John Archfield

Ladies and Gentlemen:

Molycorp, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated February 10, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “2011 3rd Quarter 10-Q”), Current Reports on Form 8-K filed August 5, 2011 and November 10, 2011, and the Company’s letter to the Commission dated January 20, 2012, in response to the Commission’s comment letter dated December 28, 2011.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response.  The Company is currently reviewing the Comment Letter.  Since receiving the Comment Letter, the Company’s accounting staff has been engaged in the process of preparing the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.  Further to my conversation with Brian McAllister on February 22, 2012, the Company is requesting that it be allowed to respond on or before March 9, 2012.  This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (303) 843-8058.

Very Truly Yours,

/s/ James S. Allen

James S. Allen
Chief Financial Officer

MOLYCORP, INC.	www.MOLYCORP.com
5619 Denver Tech Center Pkwy., Suite 1000	303-843-8040 PHONE
Greenwood Village, CO 80111	303-843-8082 FAX